Exhibit 99.7

Notice on Transition to a Holding Company Structure via Sole-Share Transfer

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original document for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

Following the announcement dated July 31, 2024, titled “Notice of Commencement of Preparations for Transition to a Holding Company via Sole-Share Transfer”, Kyushu Electric Power Co., Inc. (the “Company”) has conducted various reviews.

As a result, at a meeting of its Board of Directors held today, the Company resolved that, subject to completion of the prescribed procedures including approval at the Ordinary General Meeting of Shareholders and Class Meeting of Shareholders scheduled to be held on June 25, 2026, it will conduct a sole-share transfer with an effective date of October 1, 2026 (scheduled) (the “Share Transfer”) to establish Kyuden Holdings Inc. (the “Holding Company”), which will be a holding company (a non-operating holding company), and to approve the procedures and schedule for the transition to a holding company structure on April 1, 2027, subject to the completion of the Share Transfer. Additionally, as this is a sole-share transfer by the Company, which is a listed company, disclosure items and details are partially omitted and disclosed.

1.	Background of considering the transition to a holding company structure

The Company is promoting various initiatives as one group in growth businesses that combine renewable energy, overseas operations, ICT services, and urban development with its integrated energy services business. This aims to contribute to a sustainable society and further evolution of the Group.

At the same time, the business environment surrounding the Company is entering a major turning period, marked by the destabilization of the state of world affairs, increasing electricity demand, and the rapid advancement of digital technology.

Even under such circumstances, the Company has, with nuclear safety as the top priority, examined a new group structure while pursuing further growth in its comprehensive energy services business, promoting further development of growth businesses in order to achieve its management vision. As a result, the Company has determined that transitioning to a holding company structure is the optimal option.

2.	Purpose of transitioning to a holding company structure and the group management structure to be achieved by the transition

The purpose of the transition is to establish a structure that can achieve "group management from an overall optimization perspective" and "autonomous and business operation" with the continuous improvement of nuclear safety as a prerequisite.

By establishing a holding company that does not have its own business, the Holding Company will steer and supervise group management and allocate optimal management resources across the group.

(1)	Group management from an overall optimization perspective

Efforts will be made to optimize the allocation of management resources from a group-wide perspective and enhance group governance.

(2)	Autonomous and prompt business operations

By carrying out business activities tailored to the respective business environments and characteristics under the responsibility and authority of each business company, it will contribute to enhancing the competitiveness of each business.

3.	Transition approach and procedures

The company will transition to a holding company structure based on the following approach.

(1)	Establishment of a Holding Company via a Sole-Share Transfer

By establishing a Holding Company through the Share Transfer, which will have an effective date of October 1, 2026, the Company will become a wholly owned subsidiary of the Holding Company.

(2)	Transfer of Interest-Bearing Debt

To build a Group finance structure under which funds are procured centrally by the Holding Company and to improve capital efficiency by centralizing fund procurement and debt repayment, the Company will transfer its interest-bearing debt to the Holding Company as of the end of March 2027, through the approach of absorption-type company split. (Please refer to the appendix.)

The details of the transfer will be announced once they have been determined.

(3)	Transfer of Related Businesses

To build a structure that enables autonomous and prompt business operations and to maximize business value, the Company will, on April 1, 2027, transfer its hydropower generation business (conventional hydropower and pumped storage) and urban development business to Kyuden Mirai Energy Company, Inc. and Kyuden Urban Development Co., Ltd., respectively, through the approach of absorption-type company splits.
The details of the reorganization will be announced once they have been determined.

Note:	The transfer of the hydropower generation business to Kyuden Mirai Energy Company, Inc. is partially an additional disclosure to the contents disclosed in the “Notice Regarding Determination of Direction of Company Split (Simple Absorption-type Company Split) of Renewable Energy Generation Business” dated February 27, 2023.

(4)	Reorganization of Group Companies Following Establishment of the Holding Company

In order to complete the transition to the holding company structure, on April 1, 2027, the Company will transfer the shares it holds in Kyushu Electric Power Transmission and Distribution Co., Inc., Kyuden Mirai Energy Company, Inc., Kyuden International Corporation, QTnet, Inc., Kyuden Urban Development Inc. (to be established), and Kraftia Corporation to the Holding Company through the approach of absorption-type company splits. As a result, Kyushu Electric Power Transmission and Distribution Co., Inc., Kyuden Mirai Energy Company, Inc., Kyuden International Corporation, QTnet, Inc., and Kyuden Urban Development Inc. (to be established) will become wholly owned subsidiaries of the Holding Company.

The details of this reorganization will be announced once they have been determined.

4.	Share transfer overview

(1)	Schedule of the Share Transfer

Board of directors meeting for approval of the share transfer plan	March 26, 2026 (Today)

Record date for ordinary general meeting of shareholders	March 31, 2026

Ordinary general meeting of shareholders for approval of the share transfer	June 25, 2026

Delisting date for the Company	September 29, 2026 (Planned)

Date of registration of establishment of the Holding Company (effective date)	October 1, 2026 (Planned)

Date of listing of the Holding Company	October 1, 2026 (Planned)

Note:	The dates may be changed as necessary for the share transfer procedures or for other reasons.

(2)	Share transfer approach

The approach is sole-share transfer, by which the Company becomes a wholly owned subsidiary through the share transfer, and the Holding Company becomes the sole parent company established through the share transfer.

(3)	Allocation of shares in connection with the Share Transfer (share transfer ratio)

Company Name	KYUDEN Holdings Inc. (Sole parent company after share transfer)	Kyushu Electric Power Co., Inc. (Wholly owned subsidiary after share transfer)
Share transfer ratio	１	１

①	Share transfer ratio

The shareholders who own shares of the Company (common shares and Class B Preferred Shares) immediately prior to the Holding Company acquires all issued and outstanding shares of the Company via the Share Transfer will receive one share of the Holding Company’s stock (common shares and Class B Preferred Shares, respectively) per share of the Company’s stock (common shares and Class B Preferred Shares, respectively) owned.

②	Number of shares constituting one unit

The Holding Company will adopt a unit share system, under which one unit will consist of 100 shares for common shares and one share for Class B Preferred Shares.

③	Basis for calculation of the share transfer ratio

The Share Transfer will establish a single wholly owning parent company with a wholly owned subsidiary via a sole-share transfer by the Company. There will be no change in shareholder composition for the Company or the Holding Company at the time of the Share Transfer. Therefore, placing the highest priority on avoiding any disadvantage or confusion to shareholders, each shareholder of the Company will be allocated one share of the Holding Company’s stock (common shares and Class B Preferred Shares, respectively) for each share of the Company’s stock (common shares and Class B Preferred Shares, respectively) owned.

④	Third-party entity

As described in ③ above, the Share Transfer is a sole-share transfer by the Company. Therefore, no valuation has been obtained from any third-party valuation institution.

⑤	Number of new shares to be issued via share transfer (planned)

Common shares	474,183,951 shares (planned)
Class B Preferred Shares	2,000 shares (planned)

The above numbers of new shares are based on the total number of issued shares of the Company as of September 30, 2025. If the total number of shares issued by the Company changes prior to the effective date of the Share Transfer, the number of new shares to be allocated by the Holding Company will vary accordingly.

In addition, the Company plans to cancel, by the time immediately prior to the effective date of the Share Transfer, such number of its treasury shares as is practicably cancellable (including treasury shares acquired through the purchase of shares in response to the exercise of the right of shareholders to demand purchase of shares as provided in Article 806, Paragraph 1 of the Companies Act in connection with the Share Transfer). Accordingly, the number of new shares to be delivered by the Holding Company will be reduced by the number of shares corresponding to such cancellation.

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights upon the Share Transfer

The Company has not issued any stock acquisition rights or bonds with stock acquisition rights.

(5)	Matters concerning application for listing of the Holding Company

As a result of the share transfer, the Company's shares will be delisted. However, regarding the shares of the Holding Company that will be newly issued to all of the Company's shareholders, we plan to apply for a new listing (technical listing) on the Prime Market of the Tokyo Stock Exchange and the Main Market of the Fukuoka Stock Exchange to effectively maintain the listing of the shares. The listing date will be subject to review by the Tokyo Stock Exchange and the Fukuoka Stock Exchange, but is scheduled to be October 1, 2026, which is the effective date of the Share Transfer.

5.	Overview of the company involved in the Share Transfer

(1) Company name	Kyushu Electric Power Co., Inc.
(2) Location	1-82 Watanabe-dori 2-chome, Chuo-ku, Fukuoka City, Fukuoka Prefecture, Japan
(3) Representative name and title	Masaru Nishiyama, President & Chief Executive Officer
(4) Business lines	Electric power business, etc.
(5) Paid-in capital	JPY 237,304,863,699
(6) Established	May 1, 1951
(7) Number of shares issued and outstanding	Common shares 474,183,951 shares Class B Preferred Shares 2,000 shares
(8) Fiscal year end	March 31
(9) Major shareholders and ownership ratios (Total shares held to total number of shares issued (excluding treasury stock) (as of September 30, 2025))

The Master Trust Bank of Japan, Ltd. (trust account)

Custody Bank of Japan, Ltd. (trust account)

Meiji Yasuda Life Insurance Company

Employee Shareholding Association, Kyushu Electric Power Co., Inc.

J.P. Morgan Securities Japan Co., Ltd.

The Bank of Fukuoka, Ltd.

Nippon Life Insurance Company

THE BANK OF NEW YORK MELLON 140044

STATE STREET BANK AND TRUST COMPANY 505001

JP MORGAN CHASE BANK 385781

14.25％ 6.68％ 4.35％ 2.10％ 1.96％ 1.83％ 1.65％ 1.58％ 1.41％ 1.39％

(10) Operating results and financial condition for the most-recent three fiscal years
Fiscal year end	March 2023	March 2024	March 2025
Consolidated net assets (million yen)	617,230	921,043	1,031,280
Consolidated total assets (million yen)	5,603,678	5,727,240	5,774,025
Consolidated net assets per share (yen)	1,015.22	1,452.10	1,685.70
Consolidated revenue (million yen)	2,221,300	2,139,447	2,356,833
Consolidated operating income (loss) (million yen)	(72,998)	254,919	199,564
Consolidated ordinary income (loss) (million yen)	(86,634)	238,161	194,669
Consolidated profit (loss) attributable to owners of parent (million yen)	(56,429)	166,444	128,766
Consolidated profit (loss) per share (yen)	(123.81)	342.30	260.14
Dividends per share (yen)	0	25	50

6.	Overview of the company to be established via Share Transfer (Sole Parent Company / Holding Company) (Planned)

(1) Company name	KYUDEN Holdings Inc.
(2) Location	1-82 Watanabe-dori 2-chome, Chuo-ku, Fukuoka City, Fukuoka Prefecture
(3) Title and Name of Representative	Representative Director, President & Chief Executive Officer Masaru Nishiyama
(4) Business Description	Management of Group companies and related businesses
(5) Capital	JPY 237,304,863,699
(6) Date of Establishment	October 1, 2026
(7) Fiscal year end	March 31
(8) Net assets	To be determined
(9) Total assets	To be determined

7.	Future outlook

As a result of the Share Transfer, the Company will become a wholly owned subsidiary of the Holding Company. Accordingly, the Company’s operating results will be reflected in the consolidated operating results of the Holding Company as its sole parent. The impact of the Share Transfer on the Company’s operating results is expected to be minor.

appendix

Creditor Protection Plan for Existing Interest-Bearing Debt

in Connection with the Transition to a Holding Company Structure

In connection with the transition to a holding company structure, the Company plans to transfer its existing interest-bearing debt outstanding prior to the transition to a new holding company through a company split (hereinafter referred to as the “Company Split”).

In order to protect the rights of creditors in connection with the Company Split, the Company plans to implement the measures described below, including the extension of a loan from the Holding Company to the Company (hereinafter referred to as an “ICL” (Inter-Company Loan)) and the utilization of a newly introduced security framework known as the “Enterprise Value Charge” (hereinafter referred to as the “Scheme”). Through the implementation of this Scheme, the Company intends to continue enhancing the corporate value of the Group.

With respect to the performance and preservation of obligations relating to domestic publicly offered bonds included in the existing interest-bearing debt, the Company has conducted prior consultations with Mizuho Bank, Ltd., acting as bond administrator, and has determined that the adoption of this Scheme will ensure a level of protection equivalent to that prior to the Company Split.

Mechanics of the Creditor Protection Scheme

As of the effective date of the Company Split, the Company will assume obligations under the ICL owed to the Holding Company in an amount corresponding to the existing interest-bearing debt to be assumed by the Holding Company. Accordingly, the funds necessary for the payment of principal and interest on the existing interest-bearing debt will be secured through the principal and interest payments under the relevant ICL.

In addition, with respect to bonds and other interest-bearing debt secured by statutory preferential rights, in order to maintain a level of effectiveness equivalent to that prior to the Company Split, the Scheme contemplates the establishment of an Enterprise Value Charge over the assets transferred to the Holding Company through the Company Split to secure bonds with statutory preferential rights and other secured interest-bearing debt, as well as the establishment of an Enterprise Value Charge over the Company’s assets to secure the ICL.

No administrative procedures will be required of bondholders in connection with the implementation of this Scheme for domestic publicly offered bonds.

appendix

Illustrative Overview of the Scheme

Reference: About the Enterprise Value Charge

•	The Enterprise Value Charge is a newly introduced statutory security interest designed to facilitate the procurement of funds necessary for a company’s business operations by designating the company’s entire asset base as collateral, thereby supporting the continuation and growth of its business. Special provisions apply to its use in connection with bonds, ensuring a level of bondholder protection equivalent to that provided by statutory preferential rights previously recognized under the Electricity Business Act.

•	Discussions regarding the establishment of the Enterprise Value Charge began around 2020, and the framework is provided for under the Act on the Promotion of Cash Flow-Based Lending, which was enacted in June 2024 and is scheduled to come into effect on May 25, 2026.